INSPIRED ENTERTAINMENT, INC.

250 West 57th Street, Suite 2223

New York, New York 10107

July 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:	Inspired Entertainment, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-217215
Request for Acceleration of Effective Date

Ladies and Gentlemen:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-217215) (the “Registration Statement”) be accelerated so that it will become effective on Monday, July 17, 2017 at 4:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the U.S. Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INSPIRED ENTERTAINMENT, INC.

Stewart Baker

Chief Financial Officer

cc:	Peter G. Smith, Esq., Kramer Levin Naftalis & Frankel LLP